

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Lynn Kirkpatrick
President, Chief Executive Officer and Director
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

      Re: Ensysce Biosciences, Inc.
            Registration Statement on Form S-3
            Filed April 9, 2026
            File No. 333-294939

Dear Lynn Kirkpatrick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Gregory J. Rubis, Esq.